UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2016

Philippine Long Distance Telephone Company ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Philippine Stock
Exchange, Inc. and the Securities and Exchange Commission in connection with the acquisition by Philippine Long Distance Telephone Company (“PLDT” or the
“Company”) together with Globe Telecom, Inc. (“Globe”) on a 50-50 basis of: (1)
100% of the entire issued and outstanding capital stock of Vega Telecom, Inc.
(“VTI”), which holds the telecommunications assets of San Miguel Corporation
(“SMC”) through its subsidiaries; and (ii) two (2) other entities, Bow Arken
Holdings Company (parent company of New Century Telecoms, Inc. and Brightshare
Holdings, Inc. (parent company of eTelco, Inc.) which separately hold additional spectrum frequencies through their respective subsidiaries (the “Transaction”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Philippine Long Distance Telephone Company

Date: 05/31/2016	By:	Ma. Lourdes C. Rausa-Chan
	Name:	Ma. Lourdes C. Rausa-Chan
	Title:	SVP & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission in connection with the acquisition by Philippine Long Distance Telephone Company (“PLDT” or the “Company”) together with Globe Telecom, Inc. (“Globe”) on a 50-50 basis of: (1) 100% of the entire issued and outstanding capital stock of Vega Telecom, Inc. (“VTI”), which holds the telecommunications assets of San Miguel Corporation (“SMC”) through its subsidiaries; and (ii) two (2) other entities, Bow Arken Holdings Company (parent company of New Century Telecoms, Inc. and Brightshare Holdings, Inc. (parent company of eTelco, Inc.) which separately hold additional spectrum frequencies through their respective subsidiaries (the “Transaction”).